ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

November 5, 2015

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	AllianzGI Institutional Multi-Series Trust Initial Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of AllianzGI Institutional Multi-Series Trust, a Massachusetts business trust (the “Trust”), we are today filing Amendment No. 3 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”).

The filing includes the private placement memorandum for AllianzGI Discovery U.S. Portfolio, a new series of the Trust as well as a combined statement of additional information for the Trust. In addition, the filing includes an exhibit to the Registration Statement, the signature page, and other information. It is intended that this Registration Statement become effective immediately upon filing in accordance with Section 8 of the 1940 Act.

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me (at 415-315-2344) or to George B. Raine (at 617-951-7556) of this firm.

Very truly yours,

/s/ Justin Hebenstreit, Esq.

Justin Hebenstreit, Esq.

cc:	Julian Sluyters

Thomas J. Fuccillo, Esq.

Debra Rubano, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.